

March 7, 2011

Andrew Brodkey
President and Chief Executive Officer
Zoro Mining Corp.
3040 North Campbell Avenue #110
Tucson, Arizona 85719

     Re: **Zoro Mining Corp.**
             Form 10-K for Fiscal Year Ended April 30, 2010
             Filed August 16, 2010
             File No. 000-52550

Dear Mr. Brodkey:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2010

Business, page 4

Debt Settlements, page 5

1.   We note your disclosure relating to the settlement of debt with "certain creditors." Please revise your disclosure to clarify whether you are affiliated with these creditors, to identify such creditors and to file any agreements relating to such issuances of debt. In this regard, we note your disclosure at page 62 that you are reliant on the cash flows from your financing activities.

Risk Factors, page 52

Our directors and officers may be subject to conflicts of interest, page 56

2.   We note your disclosure that several of officers and directors, including Messrs. Brodkey, Hackman and Gardner and Ms. Henderson, are officers and/or directors of Pacific Copper Corp., another exploration-stage mining company with claims in Chile and Peru. Please revise this risk factor to identify all conflicts of interest. Explain the relationship between Zoro Mining Corp. and Pacific Copper Corp., and disclose whether there is any protocol in place for addressing corporate opportunities.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 61

Liquidity and Capital Resources, page 61

3.   Please revise your disclosure to describe any material covenants or similar provisions contained in your debt arrangements that would inhibit your ability to raise further capital.

Financial Statements, page 70

Note 4 – Mineral Properties, page 87

4.   Please tell us how you determined the value of the 19,400,000 shares issued to acquire the Piedra Parada and Fritis project concessions to be $0.50 per share, as the closing share price on the effective date of the transaction, November 24, 2009, appears to have been $0.80 per share.

Note 7 – Convertible and Promissory Notes, page 90

Convertible Notes, page 90

5.   We note that you issued a $200,000 note in October 2008 which is convertible into a share of your common stock and a warrant (i.e., a unit) at $3.20 per unit. It appears that you recorded this convertible note through an allocation between its debt and equity components on a relative fair value basis. Please provide us with a discussion of your accounting treatment at the time of issuance including an analysis of the relevant terms of this convertible note in the context of the applicable accounting literature. For example, tell us how you evaluated the conversion feature and whether any equity instruments were issued with the convertible note. Refer to FASB ASC 470-20-25.

Note 8 – Capital Stock, page 91

(a) Share Issuances and Cancellations, page 91

6.   Please tell us how you determined the value of the 4,366,522 shares issued to settle various liabilities amounting to $1,746,607 to be $0.40 per share, as the closing share price on the effective date of the transaction, August 15, 2009, appears to have been $0.60 per share.

Controls and Procedures, page 98

Changes in Internal Control over Financial Reporting, page 99

7.   You reported there had been no *significant* changes in your internal controls over financial reporting that occurred *during fiscal year ended April 30, 2010*. Please revise this to address *any* changes in internal controls over financial reporting *that occurred during the last fiscal quarter*. Refer to Item 308T(b) of Regulation S-K for further guidance.

Certain Relationships and Related Transactions, and Director Independence, page 106

8.   Please identify all related parties as required by Item 404 of Regulation S-K. For example, we note that you have not identified the officers or directors referenced in the final two paragraphs under this section.

Exhibits, page 108

9.   Please file all material agreements or tell us why you do not need to. For example, and without limitation, we note that your mineral property acquisition agreement (referenced at page 6), corporate support agreement (page 50), advisory services agreement (page 64) and promissory notes (page 63) have not been filed.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, or Ethan M. Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee, Staff Attorney, at (202) 551-3340 or, in his absence, Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or me, at (202) 551-3740, if you have questions regarding any other matters.

Sincerely,

H. Roger Schwall
Assistant Director